Q3 ‘22 EARNINGS RESULTS Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Filing Person: Safehold Inc. Subject Company: Safehold Inc. Commission File Number: 001 - 38122

Forward-Looking Statements and Other Matters

This presentation may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements can be identified by the use of words such as "illustrative", "representative", "expect", "plan", "will", "estimate", "project", "intend", "believe", and other similar expressions that do not relate to historical matters. These forward-looking statements reflect the Company's current views about future events, and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause the Company's actual results to differ significantly from those expressed in any forward-looking statement. The Company does not guarantee that the transactions and events described will happen as described (or that they will happen at all).

The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: (1) the war in Ukraine and escalating geopolitical tensions as a result of Russia's invasion of Ukraine; (2) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties' ability to satisfy certain closing conditions, including the approval of SAFE's and STAR's stockholders, completion of the Spin-Off, sales of assets and other factors; (3) any delay or inability of New Safehold and/or SpinCo to realize the expected benefits of the transactions; (4) changes in tax laws, regulations, rates, policies or interpretations; (5) the value of New Safehold shares to be issued in the transaction; (6) the value of SpinCo's shares and liquidity in SpinCo's shares; (7) the risk of unexpected significant transaction costs and/or unknown liabilities; (8) potential litigation relating to the proposed transactions; (9) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR's or SAFE's respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; (10) general economic and business conditions that could affect New Safehold and SpinCo following the transactions; (11) market demand for ground lease capital; (12) the Company's ability to source new ground lease investments; (13) the availability of funds to complete new ground lease investments; (14) risks that the rent adjustment clauses in the Company's leases will not adequately keep up with changes in market value and inflation; (15) risks associated with certain tenant and industry concentrations in our portfolio; (16) conflicts of interest and other risks associated with the Company's external management structure and its relationships with iStar and other significant investors; (17) risks associated with using debt to fund the Company's business activities (including changes in interest rates and/or credit spreads, the ability to source financing at rates below the capitalization rates of our assets, and refinancing and interest rate risks); (18) risks that tenant rights in certain of our ground leases will limit or eliminate the Owned Residual Portfolio realizations from such properties; (19) general risks affecting the real estate industry and local real estate markets (including, without limitation, the potential inability to enter into or renew ground leases at favorable rates, including with respect to contractual rate increases or participating rent); (20) dependence on the creditworthiness of our tenants and their financial condition and operating performance; and (21) competition from other ground lease investors and risks associated with our failure to qualify for taxation as a REIT, as amended. Please refer to the section entitled "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2021 and any subsequent reports filed with the Securities and Exchange Commission (SEC) for further discussion of these and other investment considerations. The Company expressly disclaims any responsibility to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This presentation also contains modeling and information relating to potential inflation, which are presented for illustrative purposes only, and are not guarantees or otherwise necessarily indicative of future performance. In addition, this presentation contains certain figures, projections and calculations based in part on management's underlying assumptions. Management believes these assumptions are reasonable; however, other reasonable assumptions could provide differing outputs.

Important Note re COVID-19: Readers of this presentation are cautioned that, due to the possibility that the COVID-19 pandemic will have a delayed adverse impact on our financial results, along with the uncertainty created by the pandemic, our results for the period may not be indicative of future results. Similarly, our Rent Coverage and Unrealized Capital Appreciation as of September 30, 2022 may to decline with respect to certain properties in future periods due to the continuing impact of the pandemic and the fact that certain metrics that we report and monitor may not reflect the full effects of the pandemic as of their dates of determination. Readers are urged to read our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 when it is filed with the SEC for a more fulsome discussion of our quarterly results, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included therein.

Note: Please refer to the Glossary at the end of this presentation for a list of defined terms and metrics. Everything as of 9/30/22 unless otherwise noted.

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Forward-Looking Statements and Other Matters

Inflation Adjusted Yield / CPI Adjustments: Safehold™ originated ground leases typically include a periodic rent increase based on prior years cumulative CPI growth with the initial lookback year generally starting between lease year 11 and 21. These CPI lookbacks are generally capped between 3.0% - 3.5% per annum compounded. In the event cumulative inflation growth for the lookback period exceeds the cap, the excess is not captured by the CPI lookback. Other forms of inflation capture include fair market value resets and percentage rent, typically for acquired ground leases. 84% of our portfolio as determined by cash rent has some form of a CPI lookback and 95% of our portfolio as determined by cash rent has some form of inflation capture. For Inflation Adjusted Yield calculation assumes current FRED 30-yr Breakeven Inflation Rate of 2.27% annually. (Federal Reserve Bank of St. Louis, 30-year Breakeven Inflation Rate, retrieved from FRED, Federal Reserve Bank of St. Louis; https://fred.stlouisfed.org/series/T30YIEM, October 31, 2022)

Rent Coverage / Property NOI: The Company uses estimates of the stabilized Property NOI if it does not receive current tenant information or if the properties are under construction/in transition. These estimates are based on leasing activity at the property, third property appraisals and available market information, such as leasing activity at comparable properties in the relevant market.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE's stockholders in the proposed Merger. In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036
Attention: Investor Relations

Safehold, Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036
Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR's definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE's definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.

Investor Relations Contact
Jason Fooks
212.930.9400
investors@safeholdinc.com

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Caret Update

- In Q3 '22, we announced that MSD Partners committed to purchase 1.0% of the total authorized Caret Units for an aggregate $20.0 million implying a valuation of $2.0 billion with no redemption options(1)
- Caret Ownership
  - Inclusive of all commitments, Safehold will own ~83% of outstanding Caret units
  - After giving effect to the MSD Partners transaction, other investors including management will own ~17% of outstanding Caret Units


Safehold
(NYSE: SAFE)
100%
~83%
GL Units
(Rent Stream plus Original Cost Basis and certain other cash flows)
Caret Units
(Capital Appreciation above Original Cost Basis under specified circumstances)
~15%
Employees 2018 Incentive Plan
First Round Investors(2)
~1%
MSD Partners(1)
~1%

(1) Concurrent with and subject to the closing of the business combination and subject to Safehold shareholders' consent to certain CARET modifications.
(2) Including commitment to purchase 28,571 units.

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5 Caret Timeline May ’19: Management incentive plan (5) approved by shareholders, requiring management to deliver significant share price appreciation and crystalize the value of UCA over time for all stakeholders Feb ’22: Outside investors participate in Series A round (4) (1) Reached 100 transaction milestone, enhancing diversification. (2) Increased UCA from $1.6b to $10.5b from Q3 ’18 to Q3 ’22. (3) Achieved investment grade unsecured corporate ratings. (4) We are obligated to seek to provide a public market listing for the Caret Units by Q1’24. If we are unable to achieve a p ubl ic market liquidity event at a value in excess of $1.75b, investors in the initial round will have the option to cause the redemption of their Caret Units at their original purchase price. (5) Management was granted up to 15% of Caret units under this plan. (6) Concurrent with and subject to the closing of the business combination and subject to Safehold shareholders’ consent to c ert ain CARET modifications. Aug ’22: MSD Partners commitment to Series B round (6) 2H ’18: Formed a subsidiary called “Caret” to track the capital appreciation above Cost Basis. Employee performance - based incentive plan created +$8.9b UCA (2) 100+ Assets (1) Baa1/BBB+ Credit Rating (3)